Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

July 20, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jeff Kauten

Staff Attorney

Office of Technology

Re:	Rackspace Technology, Inc.

Registration Statement on Form S-1 (Registration No. 333-239794)

Filed July 10, 2020

CIK No. 0001810019

Dear Mr. Kauten:

On behalf of Rackspace Technology, Inc., a Delaware corporation (formerly known as Rackspace Corp., the “Company”), we hereby submit in electronic form the accompanying Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 of the Company (the “Registration Statement”). Amendment No. 1 reflects the Company’s response to comments received in a letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 17, 2020 (the “Comment Letter”) as well as the inclusion of certain additional changes.

The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto. References in the responses to page numbers are to the Registration Statement and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

Risk Factors

Our certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum..., page 50

1.

We note that your certificate of incorporation includes an exclusive federal forum provision for actions arising under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Therefore, please discuss the uncertainty as to enforceability of this provision and disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

The Company acknowledges the Staff’s comment and has revised the Registration Statement in response to the Staff’s comment. Please see pages 50, 51 and 203 of the Registration Statement.

Jeff Kauten

Securities and Exchange Commission

Division of Corporation Finance

July 20, 2020

Capitalization, page 60

2.

We note that you intend to use proceeds from this offering to repay debt. Please revise to include pro forma earnings per share information, if material, giving effect only to the number of shares issued in this offering whose proceeds will be used to repay a portion of your outstanding debt. Also, ensure that the footnotes to your pro forma disclosures clearly support your calculations of both the numerator and denominator used in your pro forma calculations. We refer you to SAB Topic 3.A by analogy and Rule 11-01(a)(8) and Rule 11-02(b)(7) of Regulation S-X.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 66-67 of the Registration Statement to provide pro forma earnings per share information (basic and diluted) and a footnote explaining how such measure is calculated. The calculation has been left blank and will be included in a subsequent pre-effective amendment to the Registration Statement, upon determination of the price range for the offering.

Key Operating Metrics, page 72

3.	Please revise to disclose the percentage of your Bookings derived from new customers for each period presented in the key operating metrics table.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has not included the amount of Bookings derived from new customers in the key operating metrics table in the Registration Statement because it believes that the amount of Bookings derived from new customers is not material to an investor’s understanding of the Company’s business, financial condition or prospects and that including such metric could potentially be misleading to investors. Upon further consideration of the factors described below, the Company has also removed the disclosure previously included on page 74 of the Registration Statement that referred to the Bookings coming from new customers.

As noted in the Registration Statement, the Company discloses total Bookings to measure new business generated in a period, which is an important indicator of the Company’s aggregate revenue opportunity. However, the origin of the Company’s aggregate historical (or future) revenue is not material to an investor’s understanding of the Company’s financial performance. Rather, the material information for an investor is total revenue (and total Bookings)--not individual components of the total revenue (or Bookings) or trends in the mix from which the Company’s revenue is derived. Total Bookings is the material metric for investors, which is why the Company has presented total Bookings as a key performance indicator. The sources of Bookings is not material because roughly 98% of the Company’s quarterly revenue comes from existing customers and over 95% of the Company’s revenue is recurring. Bookings from new customers, and the eventual revenue from that customer before it is a recurring customer, is immaterial to evaluating the Company’s financial performance.

Jeff Kauten

Securities and Exchange Commission

Division of Corporation Finance

July 20, 2020

Furthermore, the Company’s business model has been built around a recurring customer base, and the Company’s service offerings are designed to create a stickiness with customers and is not driven based on new customers. The Company believes that spending on its services increases over time as more workloads and applications are moved to the cloud, which results in driving dollar expansion within existing accounts. The amount of Bookings derived from new customers is therefore not material to understanding the Company’s business or historical revenue (or future revenue opportunity). The Company’s ability to grow revenue does not depend on the acquisition of new customers and, as noted above, the Company’s Bookings from new customers is not material to evaluating the Company’s business, financial performance, near term revenue opportunity or long-term financial prospects. Enterprise customers, in particular, are a growing portion of the Company’s business and an expanding portion of their spend with the Company would not be included in Bookings for new customers.

The Company also believes that including Bookings from new customers could be misleading to investors because Bookings from new customers in a quarter represents a very small fraction of the next quarter’s revenue and trends in this immaterial number could mislead investors as to Company’s future business prospects. Bookings from new customers could fluctuate significantly and presenting this metric could imply to investors that monitoring this metric is important to monitoring the Company’s future financial performance; however, the Company believes such number is not material to the Company’s near term revenue opportunity or long-term revenue growth. Therefore, disclosing this metric could lead investors into inferring trends in the Company’s business that could be misleading due to overall insignificance of new customers to the Company’s revenue.

Furthermore, the Company’s management does not use Bookings derived from new customers internally for any purposes. The Company only uses total Bookings in determining performance based compensation for the Company’s sales force, as well as internally analyzing the Company’s near term revenue opportunity and potential. The Company’s sales force is compensated for Bookings related to new customers and existing customers (which only includes upsell or cross-selling, not renewals) in the same way. Therefore, the Company does not internally differentiate between Bookings from new and existing customers.

In addition, for the reasons described above, the Company has not historically tracked Bookings derived from new customers internally, principally because the Company’s management does not use it for any internal purposes and the Company does not view the information as material or helpful to an investor’s understanding of the Company’s business.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Non- GAAP Financial Measures, page 91

4.

Please explain why you are adjusting your non-GAAP measures of pro forma diluted earnings per share and pro forma adjusted earnings per share for the shares of common stock that will be sold in this offering or revise to remove such adjustment.

The Company acknowledges the Staff’s comment and respectfully advises that the denominator of the pro forma calculations has been calculated to reflect the impact of the issuance of the shares in the offering, the contingently issuable shares pursuant to the Datapipe Merger Agreement that are currently expected to be issued based on the assumed initial offering price and

Jeff Kauten

Securities and Exchange Commission

Division of Corporation Finance

July 20, 2020

other shares that are anti-dilutive to GAAP EPS but are dilutive to Pro Forma Adjusted EPS, in order to allow investors to compare the Company’s historical EPS results on a comparable basis to those reported in future periods. Since Pro Forma Adjusted EPS is used by management to evaluate the performance of the Company’s business on a consistent basis from period to period, the Company believe this measure would not be useful to investors if it excluded the impact of the issuance of shares that would be dilutive to Pro Forma Adjusted EPS, including the shares issuable upon the consummation of dilutive non-recurring transactions, such as this offering and the contingently issuable shares pursuant to the Datapipe Merger Agreement that are currently expected to be issued based on the assumed initial offering price. The Company has also revised the disclosure on pages 15, 96 and 97 of the Registration Statement to include this rationale.

Notes to Consolidated Financial Statements

Nature of Operations and Basis of Presentation

Events Subsequent to Original Issuance of Financial Statements (unaudited), page F-19

5.

You state that upon effectiveness of this offering, your Revolving Credit Facility will be revised to include a financial maintenance covenant. We further note you intend to enter into a amended First Lien Credit Agreement upon effectiveness. Tell us your consideration to include a discussion of these events in the subsequent event footnote. Refer to ASC 855-10-50-2.

The Company acknowledges the Staff’s comment and advises the Staff that the Company currently intends to amend the First Lien Credit Agreement to give effect to the amendments to the Revolving Credit Facility disclosed in the Registration Statement, but the Company has not yet entered into the legally binding amendment to the First Lien Credit Agreement with the relevant lenders evidencing the amendments described in the Registration Statement. The Company expects to enter into the legally binding amendment to the First Lien Credit Agreement with the relevant lenders early in the week of July 20, 2020 and, upon entering into such amendment, will update the disclosure in Registration Statement accordingly, including to disclose the amendment in a subsequent event footnote in the financial statements, as well as to include a copy of the amendment in the list of exhibits.

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If you have any questions regarding the Registration Statement or the responses contained in this letter, please do not hesitate to contact the undersigned at (212) 373-3588.

Sincerely,

/s/ Brian M. Janson

Brian M. Janson

cc:	David E. Sobel

Paul, Weiss, Rifkind, Wharton & Garrison LLP

Holly Windham

Rackspace Technology, Inc.

Michael Kaplan

Emily Roberts

Davis Polk & Wardwell LLP